UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

CUBIST PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229678107

(CUSIP Number of Common Stock)

Thomas J. DesRosier

Executive Vice President, Chief Legal and Administrative Officer

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

(781) 860-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2014, relating to the tender offer by Mavec Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $102.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2014, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 19, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.                ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following information below the paragraph under the heading “(f) Litigation”:

On December 29, 2014, the plaintiff in the complaint captioned Lawrence Weinstein v. Cubist Pharmaceuticals, Inc., et. al. filed an amended class action complaint, which includes (i) additional allegations about the sales process and (ii) new claims alleging breaches of fiduciary duty by Cubist’s directors for purportedly omitting material information from the Solicitation/Recommendation Statement on Schedule 14D-9.  Also on December 29, 2014, the plaintiff in the Weinstein action filed a motion for expedited proceedings and a supporting brief, requesting the Delaware Court of Chancery to schedule a preliminary injunction hearing and to permit the plaintiff to take expedited discovery.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Thomas J. DesRosier
Name:	Thomas J. DesRosier
Title:	Executive Vice President, Chief Legal and Administrative Officer

Date:  December 30, 2014